Exhibit 99.37

Quest Rare Minerals Ltd.
QUEST RARE MINERALS MOBILIZES CREWS TO COMMENCE
STRANGE LAKE REE PROJECT EXPLORATION, QUÉBEC
Highlights:
–	Quest expects to commence diamond drilling on the project within the next several days

–	A 15,000-m definition and exploration diamond drilling program is planned for the project to bring the B-Zone Inferred Resource into the Indicated and Measured category

–	Metallurgical testing of a one-tonne bulk sample of B-Zone mineralization is currently being processed by Hazen Research and final results are expected soon

–	A Preliminary Economic Assessment (PEA) of B-Zone REE deposit is currently being undertaken by Wardrop Engineering Inc. and is expected to be delivered in August and will form the basis of a model for the economics of the deposit

–	Drilling will also be completed to assess the B-East, A-Zone, SLG and Apurna Lake target areas
Toronto, July 6, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that that it has mobilized exploration crews to the Strange Lake project area to commence the Corporation’s most ambitious exploration program in its young history. Support crews have been working in the area since late March to transport material and supplies in preparation for this year’s exploration effort and to construct a 50-man, winterized exploration camp on the property. A four-rig, 15,000-m definition diamond drilling program on the B-Zone REE deposit constitutes the principal focus of Quest’s exploration efforts. Reconnaissance mapping, prospecting, geochemical sampling and test drilling will also be undertaken to better define the resource potential of four new targets identified on the property during the 2009 exploration program. A 20-50 tonne bulk sample will be collected at the end of the summer so as to undertake pilot mill studies on the B-Zone mineralization.
“Our Strange Lake exploration plans are by far the most ambitious that Quest has ever undertaken and exploration personnel have been working diligently throughout the winter months to ensure success of the program,” stated Peter J. Cashin, President & CEO of Quest. “The objective of this year’s exploration program is to have the data in hand to improve the quality of the B-Zone Resource outlined by our recent Preliminary Resource Estimate. In addition, our intentions are to expand the B-Zone deposit at depth and of the east, to collect a larger bulk sample for advanced metallurgical study, to assess exciting new exploration targets elsewhere on the property and to be in a position, ultimately, to decide whether the program should proceed to pre-feasibility.”
B-Zone Resource Estimate (April 2010)
The results of a 43-101 Preliminary Resource Estimate for the B-Zone deposit were submitted by Wardrop Engineering (see Press Release: April 16, 2010 and Table 1) which indicated that, at a 0.85% total rare earth oxides (TREO) cut-off grade, the B Zone contains an inferred resource of close to 115 Mt at 1.0% TREO. Furthermore, this resource calculation demonstrated the extremely Heavy Rare Earth oxide (HREO) rich nature of the B Zone , determined to be between 43-51% HREO and that the percentage of HREO content increases with increasing percent TREO.
Table 1
Inferred Resource Estimate for the Strange Lake B Zone Deposit.

TREO%	Tonnes		Proportion of HREO
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20	11,809	1.354	51	2.097	0.291	0.055	0.908	0.129
1.10	21,757	1.260	50	2.101	0.272	0.056	0.861	0.119
1.00	40,388	1.161	47	2.069	0.248	0.056	0.842	0.108
0.95	54,560	1.112	46	2.051	0.236	0.055	0.818	1.100
0.90	82,541	1.048	44	2.008	0.220	0.054	0.773	0.090
0.85	114,823	0.999	43	1.973	0.208	0.053	0.729	0.082
0.80	133,654	0.975	43	1.957	0.203	0.053	0.705	0.078
0.70	137,639	0.970	43	1.955	0.202	0.053	0.697	0.077

*	Includes Y2O3
Notes:
1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3.	Wardrop considers a base case cut-off grade of 0.85% TREO to be reasonable in the absence of metallurgical data and economic parameters (i.e. operating costs).

4.	average specific gravity of 2.72 g/cc

5.	The resource estimate has been classified as an Inferred Resource for this reason and for the relatively wide-spaced sample support within the current outlined deposit.

6.	Resource Estimate is based on:
•	A database of 19 drill holes totalling 3,905.3m of diamond drilling where samples were composited on 2m lengths.

•	Specific gravity (SG) used the overall mean of 2.72 g/cc from 80 SG readings

•	Geological model bounded by 0.9% TREO limit above and below the deposit

•	Block model was estimated by Ordinary Kriging interpolation method on blocks 40m x 40m x 10m.

•	Resource Estimate assumes 100% recovery as metallurgical results are pending.
Metallurgical Studies and Preliminary Economic Assessment
Wardrop Engineering is currently undertaking a Scoping-level Preliminary Economic Assessment (PEA) of the B-Zone resource to establish economic models for the deposit. In addition, Hazen Research is currently completing final metallurgical testing studies of a one-tonne bulk sample collected from the Zone in 2009. Quest’s metallurgical engineers report that the results from this work should be delivered soon and will be incorporated into the PEA study. Results from both of these studies are expected to be reported on by early August 2010 and will be used as a guide to future developments on the project.
2010 Strange Lake Rare Earth Exploration Program
The Strange Lake property is located 220 km northeast of Schefferville and 125 km west of the Voiseys Bay Nickel-Copper-Cobalt Mine (see Figure 1). The property comprises a total of 1,333 claims, covering an area of 540 km2 in Québec and Labrador (see Figure 2).

The 2010 Strange Lake program will significantly expand the level of activity of the 2009 program. An extensive diamond drilling program, utilizing four drill rigs and comprising up to 15,000 m, is envisioned. Of the total amount of drilling, a full 13,000 m will focus on definition drilling, at 75 m spacing, of the existing B-Zone resource and is intended to improve the quality of the current resource to the Indicated and Measured category. As well, deepening of existing drilling below last season’s 75-150 m limits, is intended to probe the vertical extension to the B-Zone. More widely-spaced drilling, at 150 m centres, will focus on definition of the eastward extension of the airborne geophysical anomaly that defines the Zone and where exploration crews had identified surface mineralization a further 1.1 km to the east (see Press Release : August 19, 2009).
A total of 2,000 m of exploratory drilling will be directed to assessing the economic potential of new mineralized targets defined from 2009 reconnaissance exploration at the Apurna Lake, SLG, B-East and A-Zone areas (see Figure 3). Significant rare earth mineralization up to 16.7% TREO (B-East), 3.9% TREO (SLG), 4.7% TREO (A-Zone) and 0.95% TREO (Apurna Lake) was returned from grab sampling of bedrock and locally-derived boulders in these areas in 2009 (assay results are illustrated in Table 2). Follow-up reconnaissance work will be completed in the early part of the 2010 program and a determination of the best targets requiring diamond drill testing will be made.
A supplementary resource calculation by Wardrop will also be undertaken in late 2010 for completion by mid-2011. Planned exploration also includes the collection of a larger bulk sample (20-50 tonnes), additional Pilot-scale metallurgical testing and mineralogical assessment of the B-Zone deposit. A determination to proceed to a pre-feasibility or feasibility will be made upon completion of this phase of the Strange Lake work, likely in the latter part of 2011.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release and has approved the disclosure of the technical information contained herein.
Tim Maunula, P. Geo., Chief Geologist with Wardrop Engineering Inc., is the Qualified Person responsible for the mineral resource estimate summarized in this document. The effective date of the resource estimate is April 5, 2010.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and currently awaits a Metallurgical study as part of an ongoing economic evaluation of the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.

For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Figure 1 — Property Location Map, Quest Rare Earth Projects, Québec and Labrador
Figure 2 — Claim Location Map, Strange Lake Project, Québec and Labrador

Figure 3 — Strange Lake Property Geological Compilation Map, Québec

Table 2 — Grab Sampling Results for the A-Zone, B-East, SLG and Apurna Lake Occurrences, Strange Lake Project, Québec

Sample	Easting	Northing	Zone	Source	TREO%	HREO%	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	Zr2O3	HfO2	Nb2O5
203877	431026	6239568	SLG	float	3.92	65.4	0.24	0.68	0.08	0.27	0.09	0.01	0.13	0.04	0.27	0.06	0.15	0.02	0.09	0.01	1.79	1.09	0.03	1.02
203878	431025	6239568	SLG	float	3.92	68.2	0.22	0.62	0.07	0.25	0.09	0.01	0.13	0.04	0.27	0.06	0.16	0.02	0.10	0.01	1.89	1.21	0.03	0.75
203545	430458	6239367	SLG	float	3.18	70.1	0.18	0.46	0.05	0.18	0.08	0.01	0.12	0.04	0.25	0.06	0.15	0.02	0.09	0.01	1.49	1.02	0.02	0.65
203880	431176	6239574	SLG	float	2.13	78.8	0.08	0.20	0.02	0.10	0.05	0.00	0.07	0.02	0.17	0.04	0.12	0.02	0.08	0.01	1.15	2.90	0.08	0.32
203606	430472	6239380	SLG	outcrop	1.83	66.7	0.11	0.30	0.03	0.12	0.05	0.00	0.07	0.02	0.13	0.03	0.08	0.01	0.06	0.01	0.82	0.94	0.02	0.46
203725	431062	6239569	SLG	float	1.43	55.1	0.14	0.34	0.04	0.10	0.03	0.00	0.03	0.01	0.07	0.02	0.06	0.01	0.10	0.01	0.48	3.25	0.08	1.31
203881	431167	6239601	SLG	float	1.42	75.1	0.07	0.18	0.02	0.06	0.02	0.00	0.03	0.01	0.09	0.03	0.09	0.02	0.09	0.01	0.70	2.90	0.08	0.59
203608	430483	6239359	SLG	float	1.32	34.1	0.19	0.45	0.05	0.15	0.04	0.00	0.03	0.01	0.05	0.01	0.03	0.01	0.05	0.01	0.26	1.58	0.04	0.41
203451	431307	6239644	SLG	float	1.00	44.2	0.14	0.30	0.03	0.07	0.01	0.00	0.01	0.00	0.04	0.01	0.04	0.01	0.06	0.01	0.27	3.03	0.07	0.72
203963	431226	6239587	SLG	float	0.91	58.5	0.07	0.19	0.02	0.07	0.02	0.00	0.02	0.01	0.05	0.01	0.04	0.01	0.05	0.01	0.34	3.42	0.09	0.48
203851	430096	6243210	B East	subcrop	16.76	19.8	3.00	7.11	0.75	2.20	0.38	0.02	0.27	0.05	0.34	0.07	0.19	0.02	0.12	0.01	2.23	1.95	0.04	3.95
203706	431525	6243120	B East	outcrop	15.66	17.0	2.15	6.23	0.85	3.15	0.62	0.03	0.38	0.05	0.27	0.05	0.12	0.02	0.09	0.01	1.65	0.21	0.01	0.11
203853	429901	6243389	B East	float	12.17	22.5	1.72	4.71	0.58	2.01	0.42	0.02	0.25	0.05	0.27	0.05	0.15	0.02	0.11	0.01	1.80	3.02	0.07	0.93
203902	431587	6243103	B East	float	9.57	89.3	0.12	0.35	0.06	0.29	0.21	0.02	0.40	0.12	0.83	0.20	0.57	0.09	0.51	0.06	5.76	0.92	0.03	0.00
203890	431222	6243247	B East	outcrop	5.87	66.7	0.27	0.87	0.12	0.49	0.21	0.02	0.27	0.07	0.43	0.09	0.24	0.04	0.20	0.02	2.55	4.15	0.10	0.72
203440	430345	6243254	B East	float	5.49	76.8	0.22	0.57	0.07	0.30	0.12	0.01	0.19	0.05	0.38	0.09	0.26	0.04	0.23	0.03	2.94	3.18	0.08	0.14
203889	431222	6243272	B East	outcrop	5.47	75.4	0.20	0.55	0.08	0.35	0.16	0.01	0.24	0.06	0.42	0.09	0.23	0.03	0.17	0.02	2.86	3.69	0.09	0.34
203649	431394	6243372	B East	float	5.06	57.3	0.34	1.02	0.13	0.50	0.18	0.01	0.22	0.05	0.30	0.06	0.13	0.02	0.09	0.01	1.99	1.82	0.04	0.47
203941	430314	6243272	B East	subcrop	4.90	64.7	0.35	0.78	0.10	0.38	0.13	0.01	0.17	0.04	0.29	0.07	0.20	0.03	0.19	0.02	2.14	4.83	0.12	0.62
203442	430205	6243192	B East	float	4.48	69.9	0.24	0.66	0.07	0.28	0.10	0.01	0.14	0.04	0.28	0.07	0.19	0.03	0.19	0.02	2.16	4.10	0.11	0.12
203939	430608	6243275	B East	float	4.32	49.2	0.36	1.06	0.12	0.50	0.15	0.01	0.19	0.04	0.25	0.04	0.10	0.01	0.06	0.01	1.41	1.28	0.03	0.70
203940	430316	6243263	B East	float	3.93	43.2	0.46	1.08	0.13	0.45	0.11	0.01	0.11	0.02	0.17	0.04	0.12	0.02	0.12	0.02	1.08	4.75	0.12	0.45
203420	431322	6243274	B East	outcrop	3.73	70.2	0.16	0.51	0.07	0.28	0.10	0.01	0.13	0.03	0.23	0.05	0.16	0.03	0.19	0.03	1.77	12.20	0.29	0.32
203646	431309	6243149	B East	outcrop	3.24	52.5	0.28	0.74	0.09	0.33	0.11	0.01	0.11	0.03	0.18	0.04	0.11	0.02	0.13	0.02	1.05	8.19	0.21	0.45
203421	431325	6243246	B East	subcrop	3.07	73.8	0.15	0.33	0.05	0.19	0.08	0.01	0.11	0.03	0.22	0.05	0.13	0.02	0.13	0.02	1.55	3.22	0.09	0.28
203814	430226	6243183	B East	float	2.86	65.5	0.19	0.46	0.05	0.21	0.07	0.00	0.09	0.02	0.17	0.04	0.12	0.02	0.14	0.02	1.25	5.13	0.15	0.31
203942	430241	6243226	B East	float	2.72	60.8	0.26	0.50	0.05	0.19	0.06	0.00	0.08	0.02	0.15	0.04	0.11	0.02	0.13	0.02	1.09	4.05	0.10	0.29
203587	430121	6243176	B East	outcrop	2.24	46.5	0.29	0.58	0.06	0.22	0.05	0.00	0.05	0.01	0.08	0.02	0.07	0.02	0.11	0.02	0.66	5.30	0.14	0.32
203810	430119	6243176	B East	outcrop	2.05	59.8	0.17	0.39	0.04	0.16	0.05	0.00	0.06	0.02	0.12	0.03	0.09	0.02	0.10	0.01	0.77	4.59	0.13	0.52
203590	430304	6243191	B East	float	2.03	63.4	0.14	0.36	0.04	0.16	0.05	0.00	0.06	0.02	0.11	0.03	0.09	0.02	0.10	0.01	0.85	6.89	0.19	0.17
203506	428964	6240879	A Zone	float	4.67	82.3	0.16	0.39	0.04	0.15	0.08	0.01	0.15	0.05	0.36	0.08	0.24	0.04	0.19	0.02	2.70	1.71	0.04	1.00
203507	428970	6240880	A Zone	float	4.36	79.2	0.19	0.43	0.05	0.16	0.08	0.01	0.13	0.04	0.33	0.08	0.23	0.04	0.19	0.02	2.39	1.92	0.05	0.74
203481	428596	6240909	A Zone	float	4.30	78.0	0.20	0.42	0.05	0.19	0.10	0.01	0.17	0.05	0.37	0.08	0.22	0.03	0.16	0.02	2.25	1.78	0.04	0.30
203480	428660	6240927	A Zone	float	4.03	80.4	0.16	0.37	0.04	0.14	0.08	0.01	0.15	0.05	0.34	0.08	0.21	0.03	0.16	0.02	2.20	1.97	0.04	0.53
203479	428530	6240879	A Zone	float	3.91	75.0	0.21	0.45	0.05	0.18	0.09	0.01	0.16	0.05	0.33	0.07	0.19	0.03	0.14	0.01	1.95	1.92	0.04	0.57
203672	428606	6240909	A Zone	float	3.90	78.1	0.17	0.40	0.04	0.16	0.08	0.01	0.15	0.04	0.31	0.07	0.18	0.03	0.14	0.01	2.11	1.72	0.04	0.83
203736	428555	6240893	A Zone	float	3.25	72.1	0.18	0.45	0.05	0.16	0.07	0.01	0.12	0.04	0.27	0.06	0.16	0.02	0.12	0.01	1.54	2.12	0.05	1.32
203734	428528	6240876	A Zone	float	2.08	70.2	0.13	0.29	0.03	0.11	0.05	0.00	0.07	0.02	0.15	0.03	0.09	0.01	0.07	0.01	0.99	1.71	0.04	0.53
203995	428825	6239779	A Zone	float	1.54	48.5	0.18	0.39	0.04	0.15	0.03	0.00	0.04	0.01	0.07	0.02	0.06	0.01	0.10	0.01	0.43	3.38	0.08	0.44
203735	428564	6240867	A Zone	float	1.20	55.7	0.10	0.25	0.03	0.11	0.04	0.00	0.04	0.01	0.08	0.02	0.04	0.01	0.03	0.00	0.43	1.49	0.04	0.36
203993	429452	6239719	A Zone	float	1.15	31.3	0.16	0.45	0.04	0.11	0.02	0.00	0.02	0.01	0.05	0.01	0.03	0.01	0.03	0.00	0.21	0.31	0.01	2.47
203935	427435	6239382	Aparna	float	0.95	45.7	0.11	0.24	0.03	0.11	0.03	0.00	0.03	0.01	0.04	0.01	0.03	0.01	0.03	0.00	0.27	1.19	0.03	0.19
203938	427396	6239428	Aparna	subcrop	0.90	31.3	0.16	0.30	0.03	0.11	0.02	0.00	0.02	0.00	0.03	0.01	0.02	0.00	0.02	0.00	0.18	1.24	0.04	0.14
203899	427646	6239188	Aparna	float	0.75	27.3	0.13	0.26	0.03	0.10	0.02	0.00	0.02	0.00	0.02	0.00	0.01	0.00	0.01	0.00	0.13	1.21	0.04	0.13
203712	427396	6238979	Aparna	float	0.73	31.1	0.13	0.25	0.02	0.08	0.02	0.00	0.02	0.00	0.02	0.00	0.01	0.00	0.02	0.00	0.15	1.58	0.04	0.12
203934	427312	6239352	Aparna	float	0.72	31.2	0.12	0.24	0.02	0.09	0.02	0.00	0.02	0.00	0.02	0.00	0.02	0.00	0.02	0.00	0.14	1.61	0.04	0.18
203434	427245	6239420	Aparna	subcrop	0.69	30.3	0.12	0.23	0.02	0.09	0.02	0.00	0.02	0.00	0.02	0.00	0.01	0.00	0.02	0.00	0.13	2.01	0.06	0.12
203937	427362	6239493	Aparna	outcrop	0.68	35.6	0.09	0.21	0.02	0.09	0.02	0.00	0.02	0.00	0.02	0.00	0.01	0.00	0.01	0.00	0.16	2.01	0.06	0.15
203547	428054	6239382	Aparna	outcrop	0.67	17.9	0.13	0.26	0.03	0.11	0.02	0.00	0.02	0.00	0.01	0.00	0.01	0.00	0.01	0.00	0.07	0.60	0.02	0.03
203713	427851	6239006	Aparna	outcrop	0.66	41.3	0.09	0.19	0.02	0.08	0.02	0.00	0.02	0.00	0.03	0.01	0.02	0.00	0.02	0.00	0.18	1.79	0.05	0.15
203436	427564	6239223	Aparna	float	0.63	28.4	0.11	0.22	0.02	0.08	0.02	0.00	0.01	0.00	0.02	0.00	0.01	0.00	0.01	0.00	0.12	1.39	0.04	0.11